LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

5 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

07027817

Dear Sirs

SUPPL

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the General Announcements dated 4 October 2007 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Dealings in Securities by Principal Officers Outside Closed Period; and

2) Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 04/10/2007 06:52:41 PM
Reference No LI-071004-BC0C3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that the Company proposes to procure a general mandate from its shareholders for the LICB group of companies to enter into recurrent related party transactions of a revenue or trading nature with related parties at the forthcoming Seventy-Seventh Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 4 OCT 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 06 2007
WASH, D.C.
186

6 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 05/10/2007 06:26:43 PM

Reference No LI-071005-95EF6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Kok Wai Hung	27.09.2007	1.92	5,000	Negligible
Lee Khian Lai	02.10.2007	2.15	13,000	Negligible
Tan Chitt Loo	02.10.2007	2.16	10,000	Negligible
	03.10.2007	2.19	10,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

-5 OCT 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

SEC MAIL PROCESSING
RECEIVED
NOV 05 2007
WASH. D.C. 186 SECTION

9 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 8 October 2007, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB Group ("LICB Scheme") - Proposed Variation to : 1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 08/10/2007 06:29:04 PM
Reference No LI-071008-89730

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

PROPOSED VARIATION TO:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

Reference is made to the announcement on 19 September 2007 made by LICB regarding the notices of meetings dated 19 September 2007 sent to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment dates for the Bonds/SPV Debts on 31 October 2007 and 31 December 2007 ("Proposed Variation to the Redemption/Repayment Dates").

The Board of Directors of LICB hereby announce that on 8 October 2007, the LICB Group have issued a letter to the Bondholders and SPV Debt Holders to inform that the LICB Group is proposing to withdraw the Proposed Variation to the Redemption/Repayment Dates on the date of the meeting of the relevant Bondholders and SPV Debt Holders on 31 October 2007 as the Bonds and SPV Debts due for redemption/repayment on 31 October 2007 will be paid. With respect to the redemption/repayment of the Bonds and SPV Debts due on 31 December 2007, the LICB Group is working on options to address the redemption/repayment thereof.

Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the LICB Scheme and the announcement on 19 September 2007 shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

END

- 8 OCT 2007